Filer: Sprott Physical Gold Trust

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: January 14, 2016

SPROTT ANNOUNCES EXCHANGE RATIO OF EXCHANGE OFFER FOR CENTRAL GOLDTRUST

Central GoldTrust Unitholders will Vote on the Proposed Merger Transaction with Sprott Physical Gold Trust on January 15, 2016

TORONTO, Jan. 14, 2016 — Sprott Asset Management LP (“Sprott” or “Sprott Asset Management”), together with Sprott Physical Gold Trust (“PHYS”) (NYSE:PHYS) (TSX:PHY.U), today announced the NAV to NAV Exchange Ratio in connection with the exchange offer (the “Sprott offer”) for Central GoldTrust (“GTU”) (TSX: GTU.UN, GTU.U) (NYSEMKT:GTU), assuming that the Sprott offer expires at 5:00 p.m. (Toronto time) on January 15, 2016, and commented on the upcoming meeting of GTU unitholders to authorize the merger transaction between GTU and Sprott Physical Gold Trust forming part of the Sprott offer (the “Merger Transaction”).

NAV to NAV Exchange Ratio

In connection with the Sprott offer for GTU, the NAV to NAV Exchange Ratio (as defined in the Sprott offer) is 4.3997 PHYS units per GTU unit. In addition, if the Sprott offer is completed each GTU unitholder will receive the Bonus Consideration (as defined in the Sprott offer) of an additional 0.0111 PHYS units per GTU unit. In total, if the Sprott offer is completed, GTU unitholders will receive a total of 4.4108 PHYS units per GTU unit.

For the purposes of the NAV to NAV Exchange Ratio, the number of PHYS units to be distributed to each GTU unitholder was determined based on: (A) the net asset value per GTU unit (as calculated, in accordance with GTU’s amended and restated declaration of trust, on the second business day prior to the expiry date of the Sprott offer (the “Expiry Date”); divided by (B) the net asset value per PHYS unit (as calculated, in accordance with PHYS’ trust agreement, on the second business day prior to the Expiry Date), including, in the case of GTU’s and PHYS’ gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date.

For the purposes of the Bonus Consideration, the number of PHYS units to be distributed to each GTU unitholder was determined based on: (A) U.S.$0.10; divided by (B) the net asset value per PHYS unit (as calculated, in accordance with PHYS’ trust agreement, on the second business day prior to the Expiry Date), including, in the case of GTU’s and PHYS’ gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date.

GTU unitholders who have questions regarding the Sprott offer, including the NAV to NAV Exchange Ratio, are encouraged to contact Sprott’s Information Agent, Kingsdale Shareholder Services, at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail atcontactus@kingsdaleshareholder.com.

GTU Meeting to Approve the Merger with Sprott Physical Gold Trust

On January 15, 2016, a meeting of GTU unitholders will be held to consider special resolutions authorizing the Merger Transaction. If these resolutions are approved, Sprott and Sprott Physical Gold Trust intend to work with GTU and take such actions as are necessary to effect and complete the Merger Transaction, as soon as practicable thereafter. Sprott and Sprott Physical Gold Trust anticipate that, provided the special resolutions are approved, the Merger Transaction will be completed following the close of business on January 15, 2016, and after the Sprott has taken up all GTU units validly tendered to the Sprott offer and not withdrawn or deemed withdrawn at the Expiry Time, assuming all conditions to the Sprott offer have been satisfied.

The Merger Transaction consists of: (i) the contribution, directly or indirectly, by Sprott to GTU of an aggregate number of PHYS Units equal to the aggregate Bonus Consideration in respect of the outstanding GTU units (other than those GTU Units held by or on behalf of Sprott); (ii) the distribution of the Bonus Consideration referred to in (i) by GTU to GTU unitholders (other than in respect of those GTU Units held by or on behalf of Sprott); (iii) the transfer of substantially all of the assets and liabilities of GTU (other than the administration agreement to which GTU is a party) to Sprott Physical Gold Trust in exchange for PHYS units; and (iv) the distribution of such PHYS units to GTU unitholders, on the basis of the NAV to NAV Exchange Ratio, on a redemption of the GTU units.

As indicated above, if the Merger Transaction is completed, all GTU units (except a single GTU unit that has been taken-up and paid for by Sprott under the Sprott offer) will be redeemed and GTU unitholders, regardless of whether they supported the Sprott offer, will hold a right to receive 4.4108 PHYS units per (formerly held) GTU unit. Additional details regarding the foregoing will be set out in a letter of transmittal to be mailed to GTU unitholders shortly following the completion of the Merger Transaction.

Additional Details of the Sprott Offer

The Sprott offer is subject to conditions, including, but not limited to, the number of GTU units in respect of which an Exchange Offer Election or Merger Election (as such terms are defined in the Sprott offer) has been made, together with the number of GTU held as of the Expiry Time (as such term is defined in the Sprott offer) by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU units (other than where certain resolutions are passed at a meeting of GTU unitholders); the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU; GTU and the Sprott Physical Gold Trust not being prohibited by applicable law from completing the Merger Transaction; and no litigation or regulatory order that may jeopardize the Sprott offer, as described in the Offer Documents (as defined below).

The Sprott offer is open for acceptance until 5:00 p.m. (Toronto time) on January 15, 2016, unless extended or withdrawn. Concurrently with the Sprott offer and as contemplated under the declaration of trust of GTU, written consents, by way of a power of attorney granted to Sprott, requiring the approval of the holders of at least 66 2/3% of the GTU units, respectively, are being solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the Merger Transaction with Sprott Physical Gold Trust and amend the declaration of trust of GTU to provide that GTU units shall be redeemable on demand. In lieu of written consents, resolutions may be passed at a meeting of GTU unitholders having the same effect.

Full details of the Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015, the Notice of Extension and Variation dated August 4, 2015, the Notice of Change dated August 18, 2015, the Notice of Change dated August 28, 2015, the Notice of Variation dated September 4, 2015, the Notice of Extension dated September 18, 2015, the Notice of Extension and Variation dated October 9, 2015, the Notice of Extension and Variation dated October 30, 2015, the Notice of Extension dated as of November 2, 2015, the Notice of Variation dated as of November 4, 2015, the Notice of Extension and Change dated as of November 20, 2015 and the Notice of Variation and Change dated as of December 17, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with the Sprott offer, the Sprott Physical Gold Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Sprott offer (a “Prospectus”) and Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”). This news release is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO.

GTU UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, SPROTT PHYSICAL GOLD TRUST, GTU, AND THE SPROTT OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU or Sprott Physical Gold Trust. The Sprott offer is being made solely pursuant to the Offer Documents. The securities registered pursuant to the Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and Sprott Physical Gold Trust and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, success, completion and settlement of the Sprott offer and the Merger Transaction, the value of the units of Sprott Physical Gold Trust received as consideration under the Sprott offer and the Merger Transaction, reasons to accept the Sprott offer, the purposes of the Sprott offer, our ability to complete the transactions contemplated by the Sprott offer including the Merger Transaction, and any commitment to acquire GTU units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and Sprott Physical Gold Trust identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of GTU, that all required regulatory approvals for the Sprott offer will be obtained and all other conditions to completion of the Sprott offer will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in Sprott Physical Gold Trust’s most recent annual information form and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor Sprott Physical Gold Trust assumes any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Information Concerning GTU

Except as otherwise expressly indicated herein, the information concerning GTU contained in this news release has been taken from and is based solely upon GTU’s public disclosure on file with the relevant securities regulatory authorities. GTU has not reviewed this document or confirmed the accuracy and completeness of the information in respect of GTU contained in this news release. Although neither Sprott nor Sprott Physical Gold Trust have any knowledge that would indicate that any information or statements contained in this news release concerning GTU taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Sprott, Sprott Physical Gold Trust or any of their respective trustees, directors or officers has verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by GTU to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Sprott and Sprott Physical Gold Trust. Sprott and Sprott Physical Gold Trust have no means of verifying the accuracy or completeness of any of the information contained herein that is derived from GTU’s publicly available documents or records or whether there has been any failure by GTU to disclose events that may have occurred or may affect the significance or accuracy of any information.

About Sprott Asset Management LP

Sprott Asset Management LP is the investment manager to Sprott Physical Gold Trust. Important information about Sprott Physical Gold Trust, including its investment objectives and strategies, management fees, and expenses, is contained in the current annual information form for Sprott Physical Gold Trust, which can be found on its website, in the U.S. on www.sec.gov and in Canada on www.sedar.com. Commissions, management fees, or other charges and expenses may be associated with investing in Sprott Physical GoldTrust. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated. To learn more about Sprott Physical Gold Trust, please visit sprottphysicalbullion.com.

Source: Sprott Asset Management, Sprott Physical Gold Trust

For more information:

Glen Williams

Director of Communications

Sprott Group

Direct: 416-943-4394

or

For Canadian Media:

Ian Robertson

Kingsdale Shareholder Services

Vice President, Communications

Direct: 416-867-2333 or Cell: 647-621-2646

or

For U.S. Media:

Dan Gagnier / Carissa Felger

Sard Verbinnen & Co

212-687-8080